                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     FURNITURE BRANDS INTERNATIONAL, INC.
             -----------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                    ---------------------------------------
                        (Title of Class of Securities)

                                   458507100
                         -----------------------------
                                (CUSIP Number)

                            Morgan, Lewis & Bockius
                           John F. Hartigan, Esquire
                             801 South Grand Avenue
                      Los Angeles, California  90017-4615
                                (213) 612-2630
              ---------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               November 25, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  458507100
          -------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apollo Investment Fund, L.P.

------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [_]
                                                                         (b) [_]

------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO

------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or (E)                                                      [_]

------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

------------------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF        11,994,358 shares of Common Stock (including
   SHARES          145,439 shares issuable upon exercise of Warrants)
BENEFICIALLY
  OWNED BY      -----------------------------------------------------
    EACH        8  SHARED VOTING POWER
  REPORTING
   PERSON       -----------------------------------------------------
    WITH        9  SOLE DISPOSITIVE POWER
                   11,994,358 shares of Common Stock (including
                   145,439 shares issuable upon exercise of Warrants)

                -----------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                -----------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11,994,358 shares of Common Stock (including
        145,439 shares issuable upon exercise of Warrants)

------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]


------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.5%

------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        PN

------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  458507100
          ------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lion Advisors, L.P.

------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [_]
                                                                         (b) [_]

------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------
4  SOURCE OF FUNDS*
    OO

------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or (E)                                                         [_]

------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF        11,987,562 shares of Common Stock (including
    SHARES          145,382 shares issuable upon exercise of Warrants)
 BENEFICIALLY
   OWNED BY      -----------------------------------------------------
     EACH        8  SHARED VOTING POWER
  REPORTING
    PERSON       -----------------------------------------------------
      WITH       9  SOLE DISPOSITIVE POWER
                    11,987,562 shares of Common Stock (including
                    145,382 shares issuable upon exercise of Warrants)

                 -----------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,987,562 shares of Common Stock (including
         145,382 shares issuable upon exercise of Warrants)

------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]


------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.5%

------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
         PN

------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

       -----------------------------------------------------------------
       -----------------------------------------------------------------


           This Amendment No.1 to Schedule 13D (the "Amendment") supplements and amends the Statement on Schedule 13D filed by Apollo Investment Fund, L.P. and Lion Advisors, L.P. on December 23, 1994 (the "Original Statement," and together with the Amendment the "Statement").

Item 1. Security and Issuer.
------  -------------------

     Item 1 is hereby amended by deleting it in its entirety and substituting following therefor:

     This Statement on Schedule 13D relates to the Common Stock, no par value ("Common Stock"), and warrants to purchase Common Stock ("Warrants") of Furniture Brands International, Inc., a Delaware corporation ("Furniture Brands"), formerly named INTERCO INCORPORATED. The principal executive offices of Furniture Brands are located at 101 South Hanley Road, St. Louis, Missouri, 63105.

Item 2. Identity and Background.
------  -----------------------

     Appendix A to Item 2 is amended by deleting it in its entirety and substituting Appendix A to Item 2 attached hereto.

Item 4. Purpose of Transaction.
------  ----------------------

     Item 4 is hereby amended by deleting it in its entirety and substituting the following therefor:

           The Reporting Person acquired beneficial ownership of the shares of Common Stock and Warrants to which the Original Statement related as a result of the consummation of the Plan of Dissolution of Apollo Interco described therein. The Plan of Dissolution effected a change in the nominal beneficial ownership of the shares previously beneficially owned by Apollo Interco, but did not effect Apollo Interco's partners' pecuniary interests in such shares. The dissolution of Apollo Interco transfers from Apollo Interco to the Reporting Persons the power to control or influence control of Furniture Brands, and the Reporting Persons may attempt to exercise such influence from time to time. The Reporting Persons may change their current intentions, or acquire additional shares of Common Stock or Warrants or sell or otherwise dispose of all or any part of the Common Stock or Warrants beneficially owned by such Reporting Persons, or take any other action with respect to Furniture Brands or any of its debt or equity securities in any manner permitted by law.

      On October 4, 1996, Furniture Brands filed a Registration Statement on Form S-3 (No. 333-13427), as amended by Amendment No. 1 filed on October 21, 1996, Amendment No. 2 filed on November 6, 1996 and Amendment No. 3 filed on November 19, 1996 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). The Registration Statement relates to the public offering of an aggregate of 10,000,000 shares of Common Stock (of which 8,000,000 shares are being offered for sale in the United States and Canada and a total of 2,000,000 shares are being offered in a concurrent international offering outside of the United States and Canada) which are being sold by the Reporting Persons, plus up to an additional 1,500,000 shares to be sold upon exercise by the U.S. Underwriters (as hereinafter defined). On November 19, 1996, the Registration Statement was declared effective by the Commission.

      On November 19, 1996, the Reporting Persons signed a U.S. Underwriting Agreement (the "U.S. Underwriting Agreement") among the Reporting Persons, Furniture Brands and the Underwriters named therein (the "U.S. Underwriters") committing to sell 8,000,000 shares of Common Stock (plus 1,500,000 shares that are subject to the Underwriters' over-allotment option) at a price per share of $11.76. On the same date, the Reporting Persons signed an International Underwriting Agreement (the "International Underwriting Agreement") among the Reporting Persons, Furniture Brands and the Underwriters named therein (the "International Underwriters") committing to sell 2,000,000 shares of Common Stock at a price per share of $11.76. The sale of 10,000,000 firm commitment shares in connection with the U.S. Underwriting Agreement and the International Underwriting Agreement was completed on November 25, 1996. The U.S. Underwriting Agreement and the International Underwriting Agreement are filed as exhibits to this Schedule.

      The Reporting Persons intend to review on a continuing basis their investment in the Common Stock of the Company and may dispose or acquire from time to time additional shares of the Common Stock of the Company. The Reporting Persons retain the right at all times to sell or otherwise dispose of all or any part of their holdings of the Common Stock of the Company in private or open market transactions or pursuant to an effective registration statement under the Securities Act of 1933, as amended (the

    "Securities Act"), and applicable state securities laws, or under an exemption from such registration available under the Securities Act (including Rule 144 and Rule 144A) and applicable state securities laws and subject, nevertheless, to the disposition of its property being at all times within its control. Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of the instructions to
    Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
------  ------------------------------------

    Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

           (a) The Reporting Persons beneficially own an aggregate of 23,981,920 shares of Common Stock (including Warrants to purchase an additional 290,821 shares of Common Stock), or approximately 38.9% of the outstanding Common Stock. If the U.S. Underwriter's overallotment option is exercised, the Reporting Persons will beneficially own an aggregate 22,481,920 shares of Common Stock (including Warrants to purchase an additional 290,821 shares of Common Stock), or approximately 36.4% of the outstanding Common Stock.

           (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by reference.

           (c) Except as otherwise disclosed in this Statement, the Reporting Persons have not effected any transactions in shares of Common Stock during the preceding 60 days.

           (d)   Not applicable.

           (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
------   Relationships With Respect to Securities of the Issuer.
         ------------------------------------------------------

    Item 6 is hereby amended by deleting it in its entirety and substituting the following therefor:

    The responses of Item 3, Item 4 and Item 5 are incorporated by reference. In addition, the Reporting Persons have demand registration and "piggy-back" registration rights with respect to substantially all of the Common Stock reported herein.

Item 7.     Material to be filed as Exhibits.
------      --------------------------------

    Item 7 is amended by adding the following exhibits.

    99.2 U.S. Underwriting Agreement, dated November 19, 1996, among the Reporting Persons, Furniture Brands and the U.S. Underwriters.

    99.3 International Underwriting Agreement, dated November 19, 1996, among the Reporting Persons, Furniture Brands and the International Underwriters.

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be jointly filed with Lion Advisors, L.P.

Dated:  November 25, 1996

                     APOLLO INVESTMENT FUND, L.P.

                     By: Apollo Advisors, L.P.,
                            Managing General Partner
                         By: Apollo Capital Management, Inc.,
                                General Partner


                         By:  /s/ Michael D. Weiner
                              ---------------------
                              Michael D. Weiner
                              Vice President, Apollo Capital Management, Inc.

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be jointly filed with Apollo Investment Fund, L.P.

Dated:  November 25, 1996

                     LION ADVISORS, L.P.


                     By:  Lion Capital Management, Inc.,
                             General Partner


                          By:  /s/ Michael D. Weiner
                               ---------------------
                               Michael D. Weiner
                               Vice President, Lion Capital Management, Inc.

                              APPENDIX A TO ITEM 2

      The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Lion Advisors, Lion Capital, which is the sole general partner of Lion Advisors, Apollo, Apollo Advisors, L.P. ("Apollo Advisors"), which is the managing general partner of Apollo, Apollo Capital Management, Inc., a Delaware corporation which is the general partner of Apollo Advisors ("Capital Management"), and Apollo Fund Administration Limited ("Administration"), the administrative general partner of Apollo.

      Messrs. Leon D. Black and John J. Hannan, each of whom is a United States citizen, are founding principals of Apollo Advisors and executive officers and directors of Capital Management. Messrs. Black and Hannan are also founding principals of Lion Advisors and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion Advisors is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. Apollo Advisors, together with an affiliate, acts as managing general partner of Apollo , AIF II, L.P. and Apollo Investment Fund III, L.P. private securities investment funds, and AREA, together with an affiliate acts as managing general partner of Apollo Real Estate Investment Fund, L.P. and Apollo Real Estate Investment Fund II, L.P., private real estate investment funds. Capital Management is principally engaged in the business of serving as general partner of Apollo Advisors. The principal offices of Lion Capital, Lion Advisors and Capital Management are located at Two Manhattanville Road, Purchase, New York 10577.

      Mr. Black is the President and a director of Lion Capital and the President and a director of Capital Management. Mr. Black's business address is 1301 Avenue of the Americas, New York, New York 10019.

      Mr. Hannan is a Vice President and director of Lion Capital and a Vice President and director of Capital Management. Mr. Hannan's business address is 1301 Avenue of the Americas, New York, New York 10019.

      Peter Henry Lardner, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serve as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Lardner, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Messrs. Black and Hannan are the beneficial owners of the stock of Administration.